[BLANK ROME LLP LETTERHEAD]

PHONE:            (215) 569-5530
FAX:              (215) 832-5530
EMAIL:            STOKES@BLANKROME.COM


                                                              July 10, 2007




Vincent J. Di Stefano
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

                  RE: CORNERSTONE PROGRESSIVE RETURN FUND (THE "FUND") SEC FILE NUMBERS: 333-142920; 811-22066

Dear Mr. Di Stefano:

         On behalf of the Fund, this letter is in response to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated June 15, 2007 (the "Comment Letter"), regarding the Fund's initial registration statement on Form N-2 to register common shares of beneficial interest of the Fund filed on May 14, 2007 (the "Registration Statement). We are providing to you a clean copy of Pre-Effective Amendment No. 1 to the Registration Statement and a copy of Pre-Effective Amendment No. 1 to the Registration Statement that has been marked to show changes from the Registration Statement as originally filed.

         We have set forth below, in boldface type, the text of each comment in the Comment Letter (numbered in order as they appear in the Comment Letter) followed by the Fund's responses. Page number references made in our responses correspond to Pre-Effective Amendment No. 1 to the Registration Statement.

Vincent J. Di Stefano
July 10, 2007
Page 2




PROSPECTUS

COVER

1. COMMENT. PLEASE CONFIRM THAT CORNERSTONE WILL NOT RECOUP FROM THE FUND ANY OFFERING OR ORGANIZATION COST REIMBURSEMENTS IT MAKES TO THE FUND. PLEASE INCLUDE THE REIMBURSEMENT AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

Response: Cornerstone will pay directly the Fund's organizational expenses and a structuring fee to the underwriter. Cornerstone, however, will not pay any other initial expenses on behalf of the Fund and will pay directly, rather than reimburse, these expenses. Accordingly, the reference on the Cover to Cornerstone reimbursing the Fund for its organizational expenses has been deleted and the sentence now states, in relevant part, that Cornerstone "...agreed to pay the Fund's organizational expenses and will pay First Dominion Capital Corp. a structuring fee..." Because no reimbursements will be made by Cornerstone to the Fund, there will be no reimbursement agreement between the parties. Cornerstone will have no right to recoup the organizational expenses or the structuring fee that is pays.

2. COMMENT. PLEASE CONFIRM THAT THE DISCLOSURE OF THE FUND'S LACK OF TRADING HISTORY AND ATTENDANT RISKS, AND ALL REMAINING DISCLOSURE REQUIRED BY ITEM 1.1.I. OF FORM N-2 WILL BE PROMINENT. SEE ITEM 1.1.I. OF FORM N-2.

Response: The Fund confirms that the disclosure will be prominent by its appearance in bold face.

3. COMMENT. THE DESCRIPTION OF THE FUND'S PRIMARY INVESTMENT OBJECTIVE IS CONFUSING, AS CURRENT INCOME, LISTED AS A SECONDARY OBJECTIVE, IS NECESSARILY A COMPONENT OF THE PRIMARY OBJECTIVE, TOTAL RETURN. PLEASE CLARIFY.

Response: The Fund has revised the statements regarding its investment objectives to state that its singular investment objective is long-term total return. The Fund has deleted reference to a secondary objective and revised the disclosure with respect to current income to reflect that such current income is a component of total return.

         INVESTMENT OBJECTIVE. Cornerstone Progressive Return Fund (the "Fund") is a newly organized, diversified, closed-end management investment company. The Fund's investment objective is to provide long-term total return. The Fund will pursue its investment objective by investing primarily all of its assets in equity securities of U.S. issuers, non-U.S. issuers whose securities trade on a U.S. securities exchange or over the counter or as American Depositary Receipts ("ADRs") or other forms of depositary receipts, such as International Depositary Receipts ("IDRs"), which trade in the United States, closed-end investment companies and exchange-traded funds ("ETFs"). The Fund will pursue current income, as a component of total return, by investing in dividend-paying equity securities and U.S. dollar-denominated debt securities.

Vincent J. Di Stefano
July 10, 2007
Page 3

FORWARD LOOKING STATEMENTS

4. COMMENT. THIS SECTION ATTEMPTS TO LIMIT LIABILITY FOR FORWARD-LOOKING STATEMENTS. PLEASE DELETE THIS SECTION. STATEMENTS RELATING TO INVESTMENT COMPANIES AND STATEMENTS MADE IN CONNECTION WITH INITIAL PUBLIC OFFERINGS ARE EXCLUDED FROM THE SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS. SEE SECTION 21E
(B) (2) (B) & (D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Response:  The Fund has deleted this section.

PORTFOLIO CONTENTS

5. COMMENT. DOES THE FUND HAVE A POLICY REGARDING THE AVERAGE MATURITY OR DURATION OF ITS DEBT PORTFOLIO? IF SO, PLEASE DISCLOSE THE POLICY IN THE SUMMARY.

Response: The Fund does not have a policy regarding the average maturity or duration of its debt portfolio and may invest in debt securities of any maturity or duration. The Portfolio Contents section has been revised as follows:

         Debt securities in which the Fund may invest include U.S. dollar-denominated bank, corporate or government bonds, notes, and debentures of any maturity and duration determined by Fund management to be suitable for investment by the Fund. The Fund may invest in the securities of issuers that it determines to be suitable for investment by the Fund regardless of their rating, provided, however, that the Fund may not invest in debt securities that are rated below "BBB" by S&P or "Baa" by Moody's at the time the investment is made.

Vincent J. Di Stefano
July 10, 2007
Page 4

In addition, the Fund has revised the Investment Strategies portion of the Summary section as follows.

         Debt securities in which the Fund may invest include U.S. dollar-denominated bank, corporate or government bonds, notes, and debentures of that the Adviser determines are suitable investments for the Fund. Such determination may be made regardless of the maturity, duration or rating of any such debt security, provided, however, that the Fund may not invest in debt securities that are rated below "BBB" by S&P or "Baa" by Moody's at the time the investment is made. Other than this policy with respect to the rating of debt securities, the Adviser does not have a policy with respect to the maturity or duration of the debt securities in which the Fund may invest.

6. COMMENT. PLEASE DISCLOSE THE PERCENTAGE OF ASSETS THE FUND WILL INVEST IN EMERGING MARKET SECURITIES.

Response:  The Fund has revised this section to add the following disclosure:

         Direct investments in emerging market securities are not expected to exceed 5% of the Fund's net assets, although through its investments in ETFs, other investment companies or depository receipts that invest in emerging market securities, up to 20% of the Fund's assets may be invested indirectly in issuers located in emerging markets.

SUMMARY

THE FUND

7. COMMENT. DOES THE FUND HAVE AN OPINION OF TAX COUNSEL? IF SO, PLEASE FILE AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

Response:  The Fund does not have an opinion of tax counsel.

Vincent J. Di Stefano
July 10, 2007
Page 5



INVESTMENT STRATEGIES

8. COMMENT. PLEASE SUMMARIZE THE CRITERIA THE ADVISER WILL USE TO SELECT STOCKS FOR, AND SELL STOCKS FROM, THE FUND'S PORTFOLIO.

Response: The Fund has revised the summary of its criteria by adding the last sentence to the following paragraph which appears in the Investment Strategies portion of the Summary section:

         The Fund management utilizes a balanced approach, including "value" and "growth" investing, by seeking out companies at reasonable prices, without regard to sector or industry, which demonstrate favorable long-term growth characteristics. Valuation and growth characteristics may be considered for purposes of selecting potential investment securities. In general, valuation analysis is used to determine the inherent value of the company by analyzing financial information such as a company's price to book, price to sales, return on equity, and return on assets ratios; and growth analysis is used to determine a company's potential for long-term dividends and earnings growth due to market-oriented factors such as growing market share, the launch of new products or services, the strength of its management and market demand. Fluctuations in these characteristics may trigger trading decisions to be made by the Adviser with respect to the Fund's portfolio.

9. COMMENT. SINCE THE FUND MAY INVEST UP TO 15% OF ITS ASSETS IN ILLIQUID SECURITIES, CONSIDER DISCLOSING THE POLICY HERE. ALSO INCLUDE A SUMMARY OF THE RISKS OF INVESTING IN ILLIQUID SECURITIES.

Response: The Fund has revised its policy to reduce the amount of its assets that may be invested in illiquid securities to only 10%. Nevertheless, the Fund has moved disclosure regarding this policy to the Summary section as suggested. In addition, the Fund has included a summary of the risks of investing in illiquid securities in the Risk Factor portion of the Summary section.

10. COMMENT. PLEASE CLARIFY WHETHER THE ETFS AND OTHER INVESTMENT COMPANIES IN WHICH THE FUND WILL INVEST ALSO INVEST PREDOMINANTLY IN COMMON STOCKS.

Response: To clarify that the ETFs and other investment companies in which the Fund will invest, invest predominantly in common stocks, the following disclosure has been added.

Vincent J. Di Stefano
July 10, 2007
Page 6

         ETFs and closed-end investment companies in which the Fund intends to invest will invest predominantly in common stocks, although to a lesser extent they may invest in fixed income securities.

11. COMMENT. PLEASE CLARIFY WHETHER THE FUND WILL ISSUE PREFERRED SHARES WITHIN ITS FIRST 12 MONTHS OF EXISTENCE. IF IT WILL, PLEASE DISCLOSE PROMINENTLY ALL THE RISKS TO THE FUND'S COMMON SHAREHOLDERS ARISING FROM THE ISSUANCE OF PREFERRED SHARES.

Response: The Fund will not issue preferred shares within its first 12 months of existence. The Fund has added the following disclosure to the Description of Capital Structure section.

         The Board may issue preferred shares in the future, but has no current intention to do so, and will not issue preferred shares in the first twelve months of operation of the Fund.

CLOSED-END FUND STRUCTURE

12. COMMENT. PLEASE EXPLAIN IN YOUR RESPONSE LETTER WHY THE BOARD BELIEVES A CLOSED-END STRUCTURE DESIRABLE FOR THE FUND, GIVEN THE FUND'S POLICY OF INVESTING NO MORE THAN 15% OF ITS ASSETS IN ILLIQUID SECURITIES.

Response: Neither the Board nor the Adviser believes that liquidity is a primary issue in their preference for the closed-end fund structure. Although the Fund's portfolio will be comprised of predominantly liquid securities, the Board and the Adviser believe the closed-end fund structure is desirable because of what they perceive to be greater control in managing the Fund's portfolio as compared to that of an open-end fund. Clearly, the liquidity of the Fund's portfolio would allow meeting redemption requests if it were an open-end fund, however, the Board believes that the freedom from such redemption requests allows the Adviser to time portfolio transactions as it determines in the best interest of the Fund in pursuit of its investment objective, without the pressure of potential redemption requests. In addition, the Board believes it to be desirable that the closed-end fund structure avoids the unpredictable impact of large purchases that may occur in the open-end context, which could influence the Adviser to make portfolio transactions at times or prices it may not otherwise choose. The Board and the Adviser believe that this relative stability of capital allows closed-end funds to maintain a larger percentage of their assets fully invested. The Board believes this stability allows the Adviser to take a more long-term perspective, consistent with the Fund's investment objective, and may allow for lower portfolio turnover, with commensurate cost savings to the Fund. The Board also believes that the closed-end structure

Vincent J. Di Stefano
July 10, 2007
Page 7

allows the Fund to avoid additional expenses related to marketing and increased shareholder interface that are necessary in open-end funds. These issues, among others, were evaluated by the Board during its consideration and approval of the investment management agreement with the Adviser.

DISTRIBUTION POLICY

13. COMMENT. THE DISCLOSURE INDICATES THE FUND WILL MAKE REGULAR DISTRIBUTIONS WHICH MAY INCLUDE RETURN OF CAPITAL. WILL THE FUND BE REPORTING ITS DISTRIBUTION YIELD? IF SO, PLEASE CONFIRM THAT THE FUND WILL NOT INCLUDE RETURN OF CAPITAL IN ITS REPORTED DISTRIBUTION YIELD. IF THE FUND CANNOT STATE DEFINITIVELY THE PORTION OF THE DISTRIBUTION THAT WILL BE CHARACTERIZED AS A RETURN OF CAPITAL, IT MUST HAVE A PROCESS WHEREBY IT CAN REASONABLY ESTIMATE THE CHARACTERISTICS OF THE DISTRIBUTION. THE FUND SHOULD ADD DISCLOSURE TO EXPLAIN THAT THE YIELD IS AN ESTIMATE, EXCLUDES ANY PORTION OF A DISTRIBUTION THAT REPRESENTS A RETURN OF CAPITAL, AND THE RETURN OF CAPITAL PORTION OF THE DISTRIBUTION YIELD WILL BE FINALIZED AT THE END OF THE TAX YEAR.

Response: The Fund does not anticipate that it will report its distribution yield. The other closed-end funds managed by the Adviser do not report distribution yield. To the extent that the Fund determines at some point in the future that it will report yield, it will not include return of capital in its reported distribution yield. Based on the Adviser's expertise with managed distribution policies, the Adviser believes that it has a process in place for the Fund whereby it can reasonably estimate the characteristics of distributions. Because the Fund has no current intention to report distribution yield, no disclosure has been added with respect to yield being an estimate, return of capital being excluded from yield or finalization of yield at year end.

14. COMMENT. PLEASE INCLUDE THE RISKS ASSOCIATED WITH THE FUND'S DISTRIBUTION POLICY IN THE SUMMARY OF RISKS.

Response: The Fund has added the following risk to the Summary of Risks and the Risk Factors sections.

      DISTRIBUTION POLICY RISK. The Fund intends to make level distributions on a monthly basis. Such distributions will not be tied to the Fund's investment income and capital gains and will not represent yield or investment return on the Fund's portfolio. To the extent that the amount distributed in cash exceeds the total net investment income of the Fund, the assets of the Fund will decline. Accordingly, a decline in Fund

Vincent J. Di Stefano
July 10, 2007
Page 8

      assets may result in an increase in the Fund's expense ratio. In addition, the maintenance of the Fund's distribution policy may cause the Fund to sell a security at a time or price that it would not otherwise do so and may cause the Fund's assets to be less fully invested than would otherwise be the case, which could reduce the Fund's total investment return.



SUMMARY OF RISKS

15. COMMENT. PLEASE DISCLOSE PROMINENTLY THAT THE FUND'S DERIVATIVES STRATEGIES MAY HAVE THE EFFECT OF REDUCING GAINS MADE BY VIRTUE OF INCREASES IN VALUE OF THE FUND'S COMMON STOCKS HOLDINGS.

Response: The Fund has added the Risks of Options and Futures to the Summary of Risks section and added the following sentence to the disclosure.

         In addition, the Fund's use of options and futures may have the effect of reducing gains made by virtue of increases in value of the Fund's common stocks holdings.

16. COMMENT. PLEASE DISCLOSE THAT THE FUND MAY CONTINUE TO HOLD DEBT SECURITIES THAT HAVE BEEN DOWNGRADED TO BELOW INVESTMENT GRADE. PLEASE ALSO DISCLOSE THE RISKS OF LOWER QUALITY DEBT, AND INDICATE THAT IT IS ALSO KNOWN AS "JUNK."

Response: The Fund has added the Fixed Income Securities Risk to the Summary of Risks section and added the following sentences to the disclosure.

         The Fund's credit quality policy with respect to investments in fixed income securities does not require the Fund to dispose of any debt securities owned in the event that such security's rating declines to below investment grade, commonly referred to as "junk bonds." Investments in lower quality debt involve substantial risk of loss. "Junk bonds" are considered predominantly speculative with respect to the issuer's ability to pay interest and principal and are susceptible to default or decline in market value due to adverse economic and business developments. The market values for junk bonds tend to be very volatile and those securities are less liquid than investment grade debt securities.

Vincent J. Di Stefano
July 10, 2007
Page 9

17. COMMENT. SINCE THE FUND WILL INVEST IN WARRANTS AND PREFERRED STOCK, PLEASE EXPLAIN WHY THE RISKS OF INVESTING IN THEM ARE NOT SUMMARIZED IN THIS SECTION. ALTERNATIVELY, PLEASE INCLUDE A DISCUSSION OF THESE RISKS.

Response: The Fund has included the risks associated with convertible securities, including warrants, and preferred stock in the Summary of Risks section.

SUMMARY OF FUND EXPENSES

18. COMMENT. PLEASE REMOVE THE FOOTNOTES FROM BETWEEN THE FEE TABLE AND EXAMPLE AND INSERT THEM IMMEDIATELY AFTER THE EXAMPLE.

Response:  The Fund has moved the footnotes as requested.

19. COMMENT. PLEASE EXPLAIN TO THE STAFF THE BASIS FOR THE ASSUMPTION THAT THE ACQUIRED FUNDS WILL HAVE AN AVERAGE EXPENSE RATIO OF 1%.

Response: Expense ratio is one of the factors that the Adviser will consider when investing in other investment companies and ETFs. While expense ratios for many closed-end equity funds are higher than 1.00%, about a third of the general equity closed-end funds trading at a discount have an expense ratio that is less than 1.00%. In addition, although the Fund expects its investments in other investment companies to be predominantly closed-end equity funds investing in common stocks, the Fund may invest in some closed-end bond funds or closed-end companies with some investments in bonds. Because closed-end bond funds generally have expense ratios of less than 1.00%, these investments would reduce the projected expense ratio. The Adviser currently manages two closed-end fund portfolios that invest in closed-end funds as part of their holdings in a manner similar to that contemplated by the Adviser for the Fund. The average expense ratios, weighted by the relative size of the closed-end fund positions in the portfolio, are 1.18% and 0.82%, respectively. Given this experience, the Fund and the Adviser believe that the assumption of an average expense ratio of 1.00% is reasonable.

INVESTMENT OBJECTIVES, POLICIES AND RISKS

20. COMMENT. PLEASE DISCLOSE HERE THE PERCENTAGE OF FUND ASSETS TO BE INVESTED IN DERIVATIVES AND ETFS.

Response: The Fund has disclosed in the Investment Strategies portion of this section that it may invest without limitation in ETFs and that it may invest up to 5% of its assets in derivatives.

Vincent J. Di Stefano
July 10, 2007
Page 10



21. COMMENT. PLEASE CLARIFY THAT THE FUND WILL INVEST IN DERIVATIVES FOR SPECULATIVE, RATHER THAN "NON-HEDGING" PURPOSES.

Response: The Fund has added the following disclosure in this section as well as in the Investment Strategies portion of the Summary section.

         The Fund may invest up to 5% of its net assets in options and futures contracts for hedging or "non-hedging," speculative purposes.

22. COMMENT. IN THE DISCLOSURE CONCERNING THE FUND'S SECURITIES LENDING PRACTICES, PLEASE DISCUSS WHETHER THE RIGHT TO VOTE THE SHARES PASSES TO THE BORROWER; AND DISCLOSE THE COMPENSATION THE FUND WILL PAY TO THOSE WHO WILL INVEST THE CASH COLLATERAL FOR THE LOANS.

Response: The Fund has added the following disclosure to clarify that the right to vote the shares passes to the borrower and that the Fund anticipates that it will not pay any compensation to those who invest the cash collateral for the loans.

         The Fund continues to receive the equivalent of the interest or dividends paid by the issuer on the securities loaned as well as the benefit of an increase and the detriment of any decrease in the market value of the securities loaned and would also receive compensation based on investment of the collateral. The right to vote the shares of the securities loaned passes to the borrower, therefore, the Fund would not have the right to vote any securities having voting rights during the existence of the loan, but could call the loan in anticipation of an important vote to be taken among holders of the securities or of the giving or withholding of consent on a material matter affecting the investment. The Fund does not anticipate paying any compensation relating to the investment of the cash collateral for the loans.

Vincent J. Di Stefano
July 10, 2007
Page 11

23. COMMENT. PLEASE DISCLOSE THAT BONDS IN THE LOWEST TWO INVESTMENT GRADE CATEGORIES HAVE SPECULATIVE CHARACTERISTICS.

Response: The Fund has added the following sentence to the Fixed Income Securities Risk.

         In addition, bonds in the lowest two investment grade categories, despite being of higher credit rating than "junk bonds," have speculative characteristics with respect to the issuer's ability to pay interest and principal and their susceptibility to default or decline in market value.

MANAGEMENT OF THE FUND

24. COMMENT. THE THIRD PARAGRAPH OF THIS SECTION APPEARS TO DISCUSS THE ADVISER'S SELECTION OF DEALERS IN A MANNER INCONSISTENT WITH THAT SET FORTH IN
SECTION 28(E) OF THE SECURITIES EXCHANGE ACT. HAS THE BOARD APPROVED THIS POLICY? PLEASE REVISE THE DISCLOSURE TO CONFORM TO THE REQUIREMENTS OF SECTION 28(E); AND CONFIRM THAT THE ADVISER WILL OBTAIN BEST PRICE AND EXECUTION ON PORTFOLIO TRANSACTIONS OF THE FUND.

Response: This paragraph has been deleted. The policy stated in that deleted paragraph was not approved by the Board and is not a policy of the Adviser. The Fund hereby confirms that the Adviser will obtain best price and execution on portfolio transactions of the Fund.

UNDERWRITING

25. COMMENT. PLEASE DISCLOSE THE SERVICES UNDERWRITERS WILL PROVIDE TO THE FUND IN RETURN FOR THE STRUCTURING FEES THE ADVISER WILL PAY. HOW DO THE SERVICES DIFFER FROM THOSE PROVIDED BY THE ADVISER? PLEASE PLACE ABOVE THE DISCLOSURE THE HEADING "ADDITIONAL COMPENSATION TO THE UNDERWRITER."

Response: The Fund believes the requested disclosure is already set forth in the Underwriting section, however the disclosure has been moved to follow the heading, "Compensation to Underwriter," and expanded. The compensation set forth in this section is the only compensation received by the Underwriter, therefore the heading "Additional Compensation to the Underwriter" is not accurate with respect to this offering. The disclosure reads as follows.

Vincent J. Di Stefano
July 10, 2007
Page 12

         Compensation to Underwriter

         The Adviser (and not the Fund) has agreed to pay First Dominion Capital Corp., from its own assets, a structuring fee for advice relating to the structure and design of the Fund as well as for its services related to the sale and distribution of the Fund's common shares in the amount of $ . In addition, the Fund is obligated to pay the Underwriter's legal fees associated with this offering. The total amount of compensation to the Underwriter, comprised solely of the structuring fee and payment of the Underwriter's legal fees associated with this offering, will not exceed 1.5% of the total public offering price of the shares offered hereby.

26. COMMENT. DID THE FUND'S BOARD CONSIDER THE FEE ARRANGEMENTS BETWEEN THE ADVISER, UNDERWRITER AND CERTAIN OTHERS WHEN APPROVING THE ADVISORY AGREEMENT? PLEASE INDICATE WHAT SERVICES ARE PROVIDED PURSUANT TO THE FEE AGREEMENTS. CLARIFY WHETHER THE SERVICES ARE FOR DISTRIBUTION AND THEREFORE SUBJECT TO THE NASD SALES LOAD CAP. PLEASE DISCLOSE THE TOTAL COMPENSATION TO BE PAID TO THE UNDERWRITER. PLEASE FILE ANY AGREEMENTS AS EXHIBITS TO THE REGISTRATION STATEMENT.

Response: The Board was aware of the Adviser's agreement to pay the structuring fee to the Underwriter when it considered the Advisory Agreement for approval. One of the Board's many considerations when approving the Advisory Agreement is the Adviser's willingness to assist the Fund as it initiates operation. The Board considers the Adviser's payment of the structuring fee to be an example of such willingness. However, this is only one factor considered and not determinative in their approval of the Advisory Agreement. The services provided in exchange for the structuring fee are those set forth in the Response to Comment 25 (i.e., advice relating to the structure and design of the Fund as well as for its services related to the sale and distribution of the Fund's common shares). Services include those related to the sale and distribution and therefore the compensation is subject to, and below, the NASD sales load cap. As set forth in this section (and in the Response to Comment 25), the total compensation to the Underwriter will not exceed 1.5% of the total public offering price of the shares offered thereby. The Fund is not a party to the Structuring Fee Agreement and therefore does not intend to file the Structuring Fee Agreement as an exhibit to the Registration Statement, nor does it believe it is required to do so.

Vincent J. Di Stefano
July 10, 2007
Page 13

27. COMMENT. PLEASE ADVISE WHETHER THE NASD HAS REVIEWED AND APPROVED THE TERMS OF THE UNDERWRITING AGREEMENT.

Response: The underwriting agreement will be submitted to the NASD for review and approval of its terms pursuant to Rule 2710.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

28. COMMENT. THE FUND'S FUTURES CONTRACTS INVESTMENT RESTRICTION IS CONFUSING AND APPEARS TO BE INTERNALLY INCONSISTENT REGARDING WHETHER THE FUND MAY HEDGE FOR SPECULATIVE PURPOSES. ACCORDINGLY, PLEASE CLARIFY AND RECONCILE THE DISCLOSURE OF THIS POLICY.

Response: The Fund has revised the disclosure to clarify the Fund's investment restriction with regard to futures contracts.

         THE FUND MAY NOT PURCHASE FINANCIAL FUTURES CONTRACTS AND RELATED OPTIONS FOR SPECULATIVE OR FOR "BONA FIDE HEDGING" PURPOSES, PROVIDED THAT AGGREGATE INITIAL MARGIN DEPOSITS PLUS PREMIUMS PAID BY THAT FUND FOR OPEN FUTURES OPTIONS POSITIONS, LESS THE AMOUNT BY WHICH ANY SUCH POSITIONS ARE "IN-THE-MONEY," MAY NOT EXCEED 5% OF THE FUND'S NET ASSETS.

INVESTMENT RESTRICTIONS

29. COMMENT. PLEASE EXPLAIN WHY THE DEFINITION OF "MAJORITY" CONTAINED IN THE FIRST PARAGRAPH OF THIS SECTION DIFFERS FROM THE DEFINITION SET FORTH IN SECTION 2(A) (42) OF THE ACT.

Response: The Fund did not intend to use a definition different from that set forth in Section 2(A)(42) of the Act and has deleted the parenthetical following "majority."

CLOSING

30. COMMENT. WE NOTE THAT PORTIONS OF THE FILING ARE INCOMPLETE. WE MAY HAVE ADDITIONAL COMMENTS ON SUCH PORTIONS WHEN YOU COMPLETE THEM IN A PRE-EFFECTIVE AMENDMENT, ON DISCLOSURES MADE IN RESPONSE TO THIS LETTER, ON INFORMATION SUPPLIED SUPPLEMENTALLY, OR ON EXHIBITS ADDED IN ANY PRE-EFFECTIVE AMENDMENTS. PLEASE NOTE THAT COMMENTS WE GIVE IN ONE SECTION APPLY TO OTHER SECTIONS IN THE FILING THAT CONTAIN THE SAME OR SIMILAR DISCLOSURE.

Vincent J. Di Stefano
July 10, 2007
Page 14

Response: We note the Staff's comment. We believe that the registration statement, as amended, is complete, except where blanks are shown, language is bracketed or with respect to the remaining exhibits that must be filed.

31. COMMENT. PLEASE ADVISE US IF YOU HAVE SUBMITTED OR EXPECT TO SUBMIT AN EXEMPTIVE APPLICATION (OTHER THAN THAT DESCRIBED IN THE REGISTRATION STATEMENT) OR NO-ACTION REQUEST IN CONNECTION WITH YOUR REGISTRATION STATEMENTS.

Response: We have not nor do we expect to submit an exemptive application (other than that described in the Registration Statement) or no-action request in connection with the Registration Statement on behalf of the Fund.

32. COMMENT. PLEASE INFORM THE STAFF OF THE INFORMATION THE FUND PROPOSES TO OMIT FROM THE FINAL PRE-EFFECTIVE AMENDMENT PURSUANT TO RULE 430A UNDER THE SECURITIES ACT.

Response: We acknowledge the Staff's comment and will identify any such omitted information prior to filing the final pre-effective amendment.

33. COMMENT. RESPONSE TO THIS LETTER SHOULD BE IN THE FORM OF A PRE-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 472 UNDER THE SECURITIES ACT. WHERE NO CHANGE WILL BE MADE IN THE FILING IN RESPONSE TO A COMMENT, PLEASE INDICATE THIS FACT IN A SUPPLEMENTAL LETTER AND BRIEFLY STATE THE BASIS FOR YOUR POSITION. PLEASE NOTE THAT COMMENTS WE GIVE IN ONE SECTION APPLY TO OTHER SECTIONS IN THE FILING THAT CONTAIN THE SAME OR SIMILAR DISCLOSURE.

Response: We note the Staff's comment, and the Fund has added information throughout Pre-Effective Amendment No. 1 in response.

34. COMMENT. WE URGE ALL PERSONS WHO ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURE IN THE FILING REVIEWED BY THE STAFF TO BE CERTAIN THAT THEY HAVE PROVIDED ALL INFORMATION INVESTORS REQUIRE FOR AN INFORMED DECISION. SINCE THE FUND AND THEIR MANAGEMENT ARE IN POSSESSION OF ALL FACTS RELATING TO THE FUND'S DISCLOSURE, THEY ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURES THEY HAVE MADE.

Response: We believe that the Registration Statement, as amended, except where blanks are shown, contains all information that investors require for an informed decision. The Fund and its management understand that they are responsible for the accuracy and adequacy of the disclosures they have made.

Vincent J. Di Stefano
July 10, 2007
Page 15

                               * * * * * * * * * *


         On behalf of the Fund, Ralph W. Bradshaw, President of the Fund, acknowledges by letter under separate cover dated July 10, 2007, that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Fund thereby further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Moreover, the Fund will not assert the affirmative action by the Commission to declare the Fund's registration statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.

                                                              Best regards,


                                                              /s/ Mary Stokes
                                                              Mary Stokes

MKS:kw